                                                                    EXHIBIT 99.1

                                                                            NEWS


                               [ROSTELECOM LOGO]

                             [GOLDEN TELECOM LOGO]

FOR IMMEDIATE RELEASE

           GOLDEN TELECOM SIGNS MOU WITH ROSTELECOM REGARDING SOVINTEL

MOSCOW, RUSSIA (NOVEMBER 6, 2001) -- Golden Telecom Inc. (NASDAQ: GLDN), the largest alternative provider of voice, data and Internet services in Russia and other countries of the Commonwealth of Independent States (CIS) and national long distance carrier Rostelecom today announced that they have signed a Memorandum of Understanding (MOU) regarding the potential transaction with Sovintel. In accordance with the terms of this MOU, Rostelecom will receive 15% of Golden Telecom shares and $52 million in cash for its 50% share in Sovintel, as well as representation on Golden Telecom's board of directors.

It was also announced that Sovintel's General Director, Alexander Vinogradov, will assume the role of CEO from Stewart Reich.

Currently, Golden Telecom and Rostelecom each own 50 percent of Sovintel. This transaction will make Sovintel, now the leading competitive local exchange carrier (CLEC) in the CIS, a wholly-owned subsidiary of Golden Telecom. The company plans to merge and integrate Sovintel and its TeleRoss unit to provide a full suite of telecommunications services to its clients throughout Russia.

Under the terms of this MOU, Rostelecom will receive $52 million in cash and 3,943,977 Golden Telecom shares. The deal must still meet the approval of each company's board of directors and applicable Russian regulatory authorities, but is expected to close by early next year.

"The acquisition of Sovintel is great news for Golden Telecom and its stakeholders," said Golden Telecom Chairman and Alfa Bank President, Peter Aven. "By combining our businesses and financial results with those of Sovintel, Golden Telecom will instantly become a more substantial, more successful, and ultimately, more profitable company."

We are satisfied to have reached an agreement with our partner, Golden Telecom," said Rostelecom General Director, Sergey Kuznetsov. "Rostelecom and Golden telecom have long discussed changing Sovintel's nominal capital structure. A 50/50 ownership was not advantageous to either shareholder and was a deterring factor in Sovintel's development. When we began our talks with Golden Telecom, we were planning to gain control of Sovintel, but we received an advantageous counter-offer from Golden Telecom to exchange our stakes in the companies."

"Unlike Rostelecom, Golden Telecom's 100% ownership of Sovintel is strategically important," noted Kuznetsov. "From one side, Golden Telecom's operation will benefit from Sovintel's telecommunication network. From the other side, the consolidation of Sovintel will enhance Golden Telecom's capitalization. At the same time, Sovintel is not a core business for Rostelecom. Rostelecom remains a leading provider to all the companies of the Golden Telecom holding."

"Golden Telecom offered a fair price for our shares that will allow Rostelecom to solve, among other problems, the repayment of its external debts. The purchase of Golden Telecom shares is also interesting for Rostelecom because we will take part in the management of a public company quoted in international financial markets. In the meantime, Rostelecom is working on the strategy of its core business development, for which it will require additional investment."

Stan Abbeloos, Golden Telecom COO said, "We are very excited to finally acquire all of the shares of Sovintel. Our financial statements will now more clearly reflect the true value of Golden Telecom to our stakeholders. Most important, our cost structure will be greatly improved by combining Sovintel's last-mile network with TeleRoss's country-wide backbone. This will make us a leader among Moscow's telecom providers and will perfectly position us for long-term growth as we expand nationally."

Alexander Vinogradov, General Director of Sovintel said, "Sovintel has thrived under the strategic guidance of Golden Telecom and Rostelecom for many years. This acquisition provides the company with the best of both worlds. Sovintel will become more efficient through consolidation, while it continues to receive support from Rostelecom as a significant shareholder and important component of Golden Telecom's board."

Mr. Vinogradov will immediately assume the responsibilities of CEO from Stewart Reich. Mr. Reich will continue to advise the company and assist with Mr. Vinogradov's transition until the Sovintel deal is consummated early next year.

ABOUT GOLDEN TELECOM (www.goldentelecom.com; www.goldentelecom.ru)
Golden Telecom, Inc., NASDAQ "GLDN" is the largest alternative provider of integrated voice, data and Internet services in major population centers throughout Russia and other countries of the Commonwealth of Independent States
(CIS). The company offers competitive local exchange carrier services using its overlay network in Moscow, Kiev and Saint Petersburg; data and long-distance services using a fiber optic and satellite-based network - including more than 135 combined access points in Russia and other countries of the CIS; dedicated and dial-up Internet access to businesses and consumers; Internet content through numerous web brands powered by its Russia-On-Line brand; and mobile services.

ABOUT SOVINTEL (www.sovintel.com; www.sovintel.ru)

Founded in 1990, Sovintel is a Russian-American joint venture telecom company owned by Rostelecom and Golden Telecom Inc. Since its inception, Sovintel has grown from a young start-up into a leading independent provider in Russia. Sovintel now provides a full range of voice and data solutions, installation and maintenance of telecom equipment for corporate customers, and connectivity to over 180 countries. Sovintel offers One-Stop-Shopping and One-Stop-Billing for all local, domestic, and international services. Sovintel's success is the result of its high quality services, leading edge technologies, and dynamic partners.

ABOUT ROSTELECOM (www.rt.ru)

Founded in 1993, Rostelecom is a major national long distance carrier and exclusive provider of telecommunication services to Russian regional telecom operators. The company provides connectivity to 211 countries and has direct international lines with 75 operators in 72 countries. Rostelecom provides services to almost all Russian regional telecom operators. Its traditional customer base includes state structures, Russian and foreign operators, broadcast companies and Internet service providers.

STATEMENTS MADE IN THIS PRESS RELEASE, INCLUDING THE POSSIBLE PURCHASE OF SOVINTEL BY GOLDEN TELECOM, INC. ARE FORWARD LOOKING AND ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE SECURITIES LITIGATION REFORM ACT OF 1995. IT IS IMPORTANT TO NOTE THAT SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, WHICH MAY CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN THESE STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE POSSIBILITY THAT THE TRANSACTION DESCRIBED ABOVE MAY NOT BE CONSUMMATED OR MAY BE CONSUMMATED ON TERMS OTHER THAN THOSE DESCRIBED ABOVE. ADDITIONAL INFORMATION CONCERNING FACTORS THAT COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD LOOKING STATEMENTS ARE CONTAINED IN THE COMPANY'S FILING WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 AND QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2001.



                                       ###

FOR MORE INFORMATION, CONTACT:
Golden Telecom:
John Rose
e-mail: goldentelecom@rose.ru
(Moscow) tel.: +7-095-956-7885; fax: +7-095-956-7882
(New York) voicemail/fax: 212-504-3038

Rostelecom:
Aleksandr Isaev
e-mail: isaev@hq.rt.ru
tel.: +7-095-9739913; fax: +7-095-973-9966